CONFIDENTIAL TREATMENT REQUESTED BY

TALARIS THERAPEUTICS, INC.

Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

April 16, 2021

FOIA Confidential Treatment Request

The entity requesting confidential treatment is:

Talaris Therapeutics, Inc.

570 S. Preston St.

Louisville, KY 40202

Attention: Scott Requadt, Chief Executive Officer

Telephone: (502) 398-9250

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED THEREIN WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA EDGAR AND FEDERAL EXPRESS

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Ibolya Ignat

Jane Park

Kate Tillan

Laura Crotter

Re:	Talaris Therapeutics, Inc. Registration Statement on Form S-1 File No. 333-255316

Dear Ms. Ignat and Ms. Tillan:

Rule 83 Confidential Treatment Request by Talaris Therapeutics, Inc.

This letter is being provided on behalf of Talaris Therapeutics, Inc., a Delaware corporation (the “Company”), with respect to the Company’s Registration Statement on Form S-1 (File No. 333-255316) (as amended, the “Registration Statement”), that was initially publicly filed with the Securities and Exchange Commission (the “Commission”) on April 16, 2021. Reference is also made to Comment No. 10 in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Commission in its letter dated March 25, 2021 (the “Original Comment Letter”) addressed to Scott Requadt, the Chief Executive Officer of the Company, with respect to the initial draft of the Registration Statement confidentially submitted to the Commission on February 26, 2021.

Confidential Treatment Request

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has concurrently filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations.

CONFIDENTIAL TREATMENT REQUESTED BY

TALARIS THERAPEUTICS, INC.

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, and the actual price range to be included in such amendment which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

The Company expects to reflect the Stock Split (as defined below) in a pre-effective amendment to the Registration Statement that includes the actual price range; however, all dollar amounts and per share amounts in this letter are pre-Stock Split, and therefore, consistent with the Registration Statement.

The Company respectfully requests that the bracketed information contained in this letter be treated as confidential information pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.8, and that the Commission provide timely notice to Mary Kay Fenton, Chief Financial Officer, Talaris Therapeutics, Inc., 570 S. Preston St., Louisville, KY 40202, before it permits any disclosure of the bracketed information in this letter.

For the convenience of the Staff, we have recited the prior comment from the Staff in the Original Comment Letter in italicized type and have followed the comment with the Company’s response.

10. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Preliminary IPO Price Range

The Company advises the Staff that it estimates a preliminary price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) for the initial public offering (“IPO”) of the Company’s Common Stock, $0.0001 par value per share (the “common stock”), before giving effect to a reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement (the “Stock Split”) resulting in a midpoint of the Preliminary Price Range of $[***] per share (the “Midpoint Price”). The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing Preliminary Price Range will not be subject to significant change.

Determining the Fair Value of Common Stock Prior to the IPO

As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock has been determined by the Company’s board of directors (the “Board”) as of the date of each option grant, with input from management, considering the Company’s most recent third-party valuations of its common stock, as well as the Board’s assessment of additional objective and subjective factors that the Board believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of grant. Historically, third-party valuations of the common stock were performed contemporaneously with events which management believed would have an impact on the valuation of the Company.

The Company’s most recent third-party valuations of its common stock were as follows:

CONFIDENTIAL TREATMENT REQUESTED BY

TALARIS THERAPEUTICS, INC.

Date of third-party valuation	Date of Board approval	Fair value of common stock per share
October 15, 2019	December 6, 2019	$0.18
August 20, 2020	September 3, 2020	$0.73
October 1, 2020	October 2, 2020	$1.07
January 26, 2021	February 21, 2021	$1.27

As presented in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates – Stock-Based Compensation Expense” in the Company’s Registration Statement, the following table summarizes by grant date the number of shares subject to options granted between January 1, 2020 and April 16, 2021, the per share exercise price of the options and the fair value of common stock underlying the options on each grant date:

Grant date	Number of shares subject options granted	Per share exercise price of options	Fair value per common share on grant date	Black-Scholes value per share on grant date
February 2020—July 2020	5,377,000	$0.18	$0.27	$0.20
August 2020	1,462,072	$0.73	$0.73	$0.47
October 2020—January 2021	9,204,382	$1.07	$1.07	$0.74
January 2021—March 2021	3,629,750	$1.27	$1.27	$0.90

The third-party valuations of the Company’s common stock that the Board considered in making its determinations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Guide”), which prescribes several valuation approaches for (i) determining the value of an enterprise, or enterprise value, such as the cost, market and income approaches, and (ii) various methodologies for allocating enterprise value to a company’s capital structure, specifically the common stock.

In accordance with the Practice Guide, the Company used the methodologies, approaches and assumptions of the following methods for allocating the enterprise value across its classes and series of capital stock, including its common stock, at each valuation date:

•

Option Pricing Method (“OPM”). The OPM estimates the value of the common stock of the Company using the various inputs in the Black-Scholes option pricing model. The OPM treats the rights of the holders of common stock as equivalent to that of holders of call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of the Company’s preferred stock, as well as their rights to participation. Thus, the value of the common stock can be determined by estimating the value of its portion of each of these call option rights. Under this method, the common stock has value only if the funds available for distribution to both common and preferred stockholders exceed the value of the liquidation preference of the preferred stock at the time of a liquidity event, such as a merger or sale. Given the common stock represents a non-marketable equity interest in a private enterprise, an adjustment to the preliminary value estimates had to be made to account for the lack of liquidity that common stockholders experience. This adjustment is commonly referred to as a discount for lack of marketability (“DLOM”).

•

Probability-Weighted Expected Return Method (“PWERM”). The PWERM is a scenario-based analysis that estimates the value per share of common stock based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes considered by the Company, as well as the economic and control rights of each share class.

CONFIDENTIAL TREATMENT REQUESTED BY

TALARIS THERAPEUTICS, INC.

•

Hybrid Method. The Hybrid Method is a combination between the PWERM and OPM, estimating the probability-weighted value across multiple scenarios, but using the OPM to estimate the allocation of value within one or more of those scenarios. Weighting allocations are assigned to the OPM and PWERM methods factoring possible future liquidity events.

October 15, 2019 Valuation

The third-party valuation as of October 15, 2019 (the “October 2019 Valuation”) was undertaken upon achievement of milestones that would trigger a second tranche closing under the November 2018 Preferred Stock and Unit Purchase Agreement (PSUPA.) Under the PSUPA, the Company would issue units, each comprised of one share of Series A-1 preferred stock and one product interest right, at a purchase price of $1.25 per unit (each a “Unit”). When the PSUPA became effective on November 1, 2018, the Company issued and sold 22,500,00 shares of Series A preferred stock at a purchase price of $1.00 per share of Series A preferred stock for aggregate gross proceeds of $22,500,000. The PSUPA also contemplated the sale by the Company of up to 48,000,000 Units at second, third and fourth tranche closings, which took place as outlined below.

Tranche(s):	Series A Preferred Shares	Series A-1 Preferred Shares	Product Interest Rights	Purchase Price- Series A	Purchase Price A-1/PIR Unit	Total Proceeds
Tranche 1 – Nov 2018	22,500,000			$22,500,000		$22,500,000
Tranche 2 – Dec 2019	17,500,000	16,000,000	16,000,000	$17,500,000	$20,000,000	$37,500,000
Tranche 3 – Aug 2020		12,000,000	12,000,000		$15,000,000	$15,000,000
Tranche 4 - Terminated	Terminated in connection with issuance of Series B preferred stock

Total	40,000,000	28,000,000	28,000,000	$40,000,000	$35,000,000	$75,000,000

Because the initial closing included third-party investors, it was determined to be an arm’s-length transaction that reasonably reflected the expected economics of the Company. The October 2019 Valuation was based on the OPM Method utilizing the Market Approach, specifically the Recent Transactions Method, from the Practice Guide. The third-party valuation expert allocated $0.71 per share to Series A-1 preferred stock, $0.30 to Tranche/call option #3 and $0.20 to Tranche/call option #4. The call options represented the investors’ rights to acquire additional Series A-1 shares as scientific and operational milestones were achieved. Other considerations included the Series A preferred stock purchase price of $1.00 per share and its pari passu ranking with the Series A-1 preferred stock. The enterprise value of the Company, which excluded the value of call options on future tranches of Series A-1 preferred stock, was determined to be approximately $47.8 million.

The third-party valuation expert used the OPM to allocate the enterprise value using an estimated volatility of 76.0%, selected at the 75th percentile of the guideline companies, a term of 2.5 years, an estimated time to liquidity of 2.4 years, and a DLOM of 37.9%, which was implied using put option values. These variables resulted in a value per common share of $0.18 as of the October 2019 Valuation date. The Company did not utilize PWERM or Hybrid Methods with an IPO scenario given that the Series A-1 preferred stock transaction would provide $37.5 million of cash to fund the Company to meet its operating needs for at least the next twelve months.

The Board relied, in part, on the results of the October 2019 Valuation in its determination of the fair value of common stock of $0.18 per share for its grants of options to purchase 5,377,000 shares of common stock from February 2020 through July 2020, noting that due to the global COVID-19 pandemic, no significant milestones had been achieved during the first half of 2020 that would impact common stock valuation.

During the audit of the Company’s financial statements for year ended December 31, 2020, the fair market value of the Company’s common stock as of October 2019 was re-valued to $0.27, solely for financial reporting purposes. The $0.27 per share value was determined using the OPM with the same variables described above, but with a total implied value of equity of $54.1 million. The Company recorded additional non-cash stock compensation charges totaling $0.1 million to reflect the difference between the $0.27 value and the original $0.18 valuation, which the Company believes is immaterial.

CONFIDENTIAL TREATMENT REQUESTED BY

TALARIS THERAPEUTICS, INC.

The October 2019 Valuation was first utilized to support option grants on February 7, 2020 and is therefore referenced as the February 2020 valuation in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates – Stock-Based Compensation Expense” in the Company’s Registration Statement. No grants were awarded for the period between October 15, 2019 and February 7, 2020.

August 20, 2020 Valuation

The third-party valuation as of August 20, 2020 (the “August 2020 Valuation”) was based on the Hybrid Method. The Hybrid Method utilized both the OPM and PWERM that considered multiple scenarios for purposes of deriving the estimated fair value of the common stock in light of (i) the recent consummation of the third tranche under the PSUPA and the Board and management’s consideration of multiple potential transactions, including a potential IPO and a proposed Series B preferred stock financing. As such, under PWERM, the third-party valuation expert considered one scenario reflecting only the consummation of the Series A-1 preferred stock financing (Scenario 1); one scenario reflecting a potential IPO (Scenario 2); and one scenario reflecting the consummation a proposed Series B preferred stock financing (Scenario 3), weighted at 45%, 10% and 45%, respectively. After application of the probability weightings for each of the three scenarios to the per share fair values, the third-party valuation expert established a fair value of $0.73 per share of the common stock.

For Scenario 1, the third-party valuation expert estimated the enterprise value of the Company using a market approach that derives an implied total enterprise value from the per share sale price of the Company’s Series A-1 preferred stock in a recent arm’s-length transaction (the “Backsolve Method” of the OPM). The enterprise value of the Company was determined using the terms of the third closing of the PSUPA. The transaction was led by third-party investors, who waived the milestone requirement for the third tranche for no additional consideration. As such, it was determined to be an arm’s-length transaction that reasonably reflected the expected economics of the Company. The enterprise value of the Company was determined to be approximately $107.5 million.

The third-party valuation expert then utilized the OPM to allocate the enterprise value of the Company. Specifically, the expert utilized the Backsolve Method using an estimated volatility of 78.0%, an estimated time to liquidity of 2.0 years, based on the median of guideline companies at such time, and a DLOM of 35.0%, which was implied using put option values, resulting in a value per common share of $0.45 as of the August 2020 Valuation date in Scenario 1.

For Scenario 2, the third-party valuation expert utilized the Guideline IPO Transactions Method to determine the enterprise value under a potential IPO. The future enterprise value at an expected IPO date of May 31, 2021 was projected at $375.0 million and was discounted to present value and allocated to each outstanding share class, on a fully diluted basis assuming all existing shares convert into common stock. The enterprise value was estimated at approximately the 50th percentile of 23 recent IPO transactions completed by cell therapy and gene medicine/editing issuers in the biopharmaceutical industry, which management and the third-party valuation expert determined were the closest analogs for the Company’s unique therapeutic approach. The valuation assumed a $100.0 million crossover round of financing and used a DLOM of 15.0%, resulting in a value per common share of $1.70 as of the August 2020 Valuation date in Scenario 2.

For Scenario 3, the third-party valuation expert considered the consummation of a proposed Series B preferred stock financing. In cases where subsequent rounds of preferred investments step in front of previous preferred stock classes as a matter of course, the Practice Guide suggests treating the preferred stock classes on a pari passu basis in the case of a liquidation event, resulting in a total enterprise value of approximately $255.0 million. The valuation assumed a transaction price of $1.75 per share of Series B preferred stock and used a DLOM of 30.0%, resulting in a value per common share of $0.79 as of the August 2020 Valuation date in Scenario 3.

The Board relied, in part, on the results of the August 2020 Valuation in its determination of the fair value of common stock of $0.73 per share for its grants of options to purchase 1,462,072 shares of common stock in August 2020.

CONFIDENTIAL TREATMENT REQUESTED BY

TALARIS THERAPEUTICS, INC.

October 1, 2020 Valuation

The third-party valuation as of October 1, 2020 (the “October 2020 Valuation”) was based on the Hybrid Method. The third-party valuation expert considered one scenario reflecting only the consummation of the Series B preferred stock financing (Scenario 1) and one scenario reflecting the consummation of a potential IPO (Scenario 2), weighted at 75% and 25%, respectively. Subjective factors considered by the Board and management in October 2020 included the addition of a new chief technology officer and the significant uncertainty in the financial markets caused by the pending presidential election as well as the impact of the global COVID-19 pandemic, decreasing the likelihood of an IPO in the first quarter of 2021. After application of the probability weightings for each of the two scenarios to the per share fair values, the third-party valuation expert established a fair value of $1.07 per share of the common stock.

For Scenario 1, similar to the August 2020 Valuation, the enterprise value of the Company was determined using the terms of two closings of the Company’s Series B preferred stock financing, in which an aggregate of 62,499,993 shares of Series B preferred stock were issued at a purchase price of $1.84 per share. The transactions closed in September 2020 and resulted in $115.0 million of gross proceeds to the Company. The transaction was led by third-party investors and was determined to be an arm’s-length transaction that reasonably reflected the expected economics of the Company. The enterprise value of the Company was determined to be approximately $284.0 million. The third-party valuation expert then utilized the OPM to allocate the enterprise value for the Company. In determining the total implied equity value under the Backsolve Method, the third-party valuation expert used the OPM to allocate the enterprise value using an estimated volatility of 78.0%, an estimated time to liquidity of 2.0 years, based on the median of guideline companies at such time, and a DLOM of 27.3%, resulting in a value per common share of $0.87 as of the October 2020 Valuation date in Scenario 1.

For Scenario 2, similar to the August 2020 Valuation, the third-party valuation expert utilized the Guideline IPO Transactions Method to determine the value under a potential IPO. The future value at an expected IPO date of February 15, 2021 was projected at $365.0 million and was discounted to present value and allocated to each outstanding share class, on a fully diluted basis assuming all existing shares convert into common stock. The enterprise value was estimated to be between the 25th and 50th percentile of 25 recent IPO transactions completed by cell therapy and gene medicine/editing issuers in the biopharmaceutical industry, which management and the third-party valuation expert determined were the closest analogs for the Company’s unique therapeutic approach. The valuation used a DLOM of 10.0%, resulting in a value per common share of $1.66 as of the October 2020 Valuation date in Scenario 2.

The Board relied, in part, on the results of the October 2020 Valuation in its determination of the fair value of common stock of $1.07 per share for its grants of options to purchase of 9,204,382 shares of common stock from October 2020 to January 2021.

January 26, 2021 Valuation

The third-party valuation as of January 26, 2021 (the “January 2021 Valuation”) was based on the Hybrid Method. The third-party valuation expert considered one scenario without a potential IPO (Scenario 1) and one scenario reflecting a potential IPO (Scenario 2), weighted at 65% and 35%, respectively. Subjective factors considered by the Board and management in January 2021 included the pending addition of a new chief financial officer and the election of new independent directors to the Board, as well as definitive plans to undertake an IPO. After application of the probability weightings for each of the two scenarios to the per share fair values, the third-party valuation expert established a fair value of $1.27 per share of the common stock.

For Scenario 1, the third-party valuation expert estimated the enterprise value of the Company using a market approach and used the OPM to allocate the enterprise value to the respective stock classes. The enterprise value of the Company was determined to be approximately $301.8 million, as adjusted for the median market performance of the biotech indices at such time. The valuation expert used an estimated volatility of 84.0%, an estimated time to liquidity of 2.0 years, based on the median of guideline companies at such time, and a DLOM of 27.8%, resulting in a value per common share of $0.94 as of the January 2021 Valuation date in Scenario 1.

For Scenario 2, the third-party valuation expert utilized the Guideline IPO Transactions Method to determine the enterprise value under a potential IPO. The future enterprise value at an expected IPO date of June 1, 2021 was projected at $415.0 million and was discounted to present value and allocated to each outstanding share class, on a fully diluted basis assuming all existing shares convert into common stock. The enterprise value was estimated using the Guideline IPO Transactions Method and used an enterprise value at approximately the 50th percentile of 29 recent IPO transactions completed by gene medicine/editing issuers in the biopharmaceutical industry, which management and the third-party valuation expert determined was the closest analog for the Company’s unique therapeutic approach. The valuation used a DLOM of 10.0%, resulting in a value per common share of $1.88 as of the January 2021 Valuation date in Scenario 2.

CONFIDENTIAL TREATMENT REQUESTED BY

TALARIS THERAPEUTICS, INC.

The principal factors contributing to the increase in the fair value of common stock from the October 2020 Valuation to the January 2021 Valuation were as follows:

•

Despite anticipated uncertainty due to the presidential election, the IPO market for biotechnology IPOs resumed its earlier strength, including seven (7) biotechnology IPOs that were completed in November and December 2020, of which a majority priced at or above the mid-point of the price range included in the respective preliminary prospectuses.

•	The Company took several additional steps towards the completion of an IPO, including engaging legal counsel, and underwriters.

•

The Company progressed in its clinical trial development, including by increasing its clinical site activations and advancing its quality assurance infrastructure to support GMP manufacturing. Patient enrollment for its FREEDOM-1 study continued during this period despite the challenges of the COVID-19 pandemic.

The Board relied, in part, on the results of the January 2021 Valuation in its determination of the fair value of common stock of $1.27 per share for its grants of options to purchase 3,629,750 shares of common stock from January 2021 to March 2021.

The Company does not intend to grant any additional equity awards leading up to the completion of the proposed IPO, assuming the Company’s current timeline. During the period from March 1, 2021 through March 25, 2021, the Company did issue options totaling 265,000 common shares to fewer than ten individual employees, none of which individually or collectively would have a material impact on the Company’s financial statements.

Comparison of Most Recent Valuation and the Preliminary Price Range

As is typical in IPOs, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined by the Company based, in part, on discussions between the Company and the underwriters. Prior to April 12, 2021, the Company and the underwriters had not had any specific discussions regarding the Preliminary Price Range. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	the Company’s financial condition and prospects;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	valuations metrics for and recent performance of IPOs of companies in the biotechnology sector; and

•	progress and stage of development of the Company’s development programs.

In addition, the Company believes that the fair value of the Company’s common stock as of January 26, 2021 of $1.27 per share, which does not reflect the anticipated Stock Split, is consistent with the Preliminary Price Range of $[***] to $[***] per share and considered the following factors:

•

The Company’s probability of consummating the proposed IPO based on the Company’s confidential submissions of the Registration Statement on February 26, 2021 and April 1, 2021, the Company’s public filing of the Registration Statement on April 16, 2021 and the potential to consummate the IPO in the earliest execution window contemplated, approximately one month in advance of the next potential execution window.

CONFIDENTIAL TREATMENT REQUESTED BY

TALARIS THERAPEUTICS, INC.

•

From March 18, 2021 through April 9, 2021, the Company conducted approximately 40 “testing-the-waters” meetings with prospective investors, after which the Company elected to continue to pursue an IPO based on positive feedback received from such investors.

•

The Preliminary Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the January 2021 Valuation, which considered an additional potential outcome. Specifically, in the January 2021 Valuation, the probability weighting for the IPO scenario was 35.0%.

•

The Preliminary IPO Price Range necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, it excludes any discount for lack of marketability of the Company’s common stock, which was taken into account in the January 2021 Valuation. The discount for lack of marketability in the valuation that was applied to the IPO scenario was 10.0%.

•

Updated market conditions used in the determination of the Preliminary Price Range after discussions with the representatives of the underwriters, based on the current market environment and the supply and demand for such investment opportunities in the marketplace, notably 24 biotechnology IPOs that were completed in the first quarter of 2021, of which a majority priced at or above the mid-point of the price range included in the respective preliminary prospectus.

•

The Board made its determinations of fair value of the Company’s common stock as of the grant dates listed above, based on the information available as of such dates, taking into account, among other factors, the uncertainty and volatility created by the COVID-19 pandemic, including its impact on the global economy and its impact on the Company and the Company’s business. Notably, the increased availability of COVID-19 vaccinations that occurred from February 2021 to April 2021 alleviated some concern about ability to enroll clinical trials, such as the Company’s FREEDOM-1 trial, thereby increasing the perceived value of the Company and its future value.

•

The recent advancement of a predictive marker, chimerism, that may serve to signal the probability of clinical success of the Company’s lead program. A full articulation of this predictive marker was the subject of a publication submitted to a scientific journal at the end of March 2021. Further, the Company outlined this predictive marker to investors during its testing-the-waters meetings, which we believe. provided additional value for investors.

•

The Company continued to build its corporate and operational infrastructure during the period from January through April including the hire of a chief financial officer, and heads of quality assurance, process development, and other functions.

•

The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity and provide enhanced operational flexibility, increasing the value of the Company’s common stock compared to that of a private company.

•

The holders of the Company’s preferred stock and product interest rights have substantial economic rights and preferences over the holders of its common stock. The Preliminary Price Range assumes the conversion of all of the Company’s convertible preferred stock upon the completion of the proposed IPO. In addition, on March 12, 2021, the holders of product interest rights agreed to terminate the product interest rights, subject to the completion of the proposed IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock and product interest rights results in a higher valuation of the Company’s common stock, which is reflected in the Preliminary Price Range.

The Company believes the Preliminary Price Range for the IPO is reasonable. The Company also respectfully refers the Staff to the discussion of its general approach of determining fair value of equity awards set forth in the Registration Statement under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates – Stock-Based Compensation Expense” for additional background regarding its equity grant valuation methodologies to date.

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. Pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”), the information contained in this letter is being provided to the Commission on a confidential supplemental basis only and is not to be filed with or deemed part of the Registration Statement. The Company respectfully requests that the Staff return the unredacted version of this letter to it pursuant to Rule 418 of the Securities Act once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose. Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the envelope provided.

* * * *

CONFIDENTIAL TREATMENT REQUESTED BY

TALARIS THERAPEUTICS, INC.

If you have any questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at (617) 570-1329, Arthur R. McGivern at (617) 570-1971 or Sarah Ashfaq at (212) 459-7328.

Sincerely,

GOODWIN PROCTER LLP

By:	/s/ Gabriela Morales-Rivera
Gabriela Morales-Rivera

cc:	Scott Requadt, Talaris Therapeutics, Inc.

Mary Kay Fenton, Talaris Therapeutics, Inc.

Arthur R. McGivern, Goodwin Procter LLP

Sarah Ashfaq, Goodwin Procter LLP